UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Completion of Share Consolidation and Name
Change Update

Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; NASDAQ: ELVR; OTCQB:SYAXF) is pleased to announce that the Share Consolidation, as approved by Sayona Shareholders at the Extraordinary General Meeting held on 31 July 2025, has now completed.

The Share Consolidation involved the conversion of every 150 Sayona Shares held by a Sayona Shareholder into 1 Sayona Share. As a result of Share Consolidation, the Sayona ADSs, each previously representing 1,500 Sayona Shares, were adjusted such that each Sayona ADS now represents 10 Sayona Shares, with no changes to the number of Sayona ADSs issued and outstanding resulting from the Share Consolidation.

Sayona’s post-Share Consolidation capital structure is as follows:

Quoted Securities	Number
SYA : ORDINARY FULLY PAID	168,458,841
Unquoted Securities	Number
SYAAM: PERFORMANCE RIGHTS	1,771,386
SYAAA: OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,897
SYAAN: OPTION EXPIRING 31-DEC-2028 EX $4.80	2,723,613

New holding statements have been dispatched to securityholders advising them of their securities held on a post-Share Consolidation basis.

Trading on a normal T+2 basis is expected to start from the commencement of trading on 22 September 2025.

Update to ASX Code and Name Change Timing

Sayona advises that the name change to Elevra Lithium Limited is expected to take effect from the commencement of trading on 26 September 2025, together with change of ASX Code from ‘SYA’ to ‘ELV’.

Please Note:

•	The revised timetables above have been approved by the ASX.
•	All times and dates in the above timetable are references to the time and date in Australian Eastern Standard Time, unless otherwise indicated, and all such times and dates are subject to change.
•	Capitalised terms in this announcement that are not otherwise defined have the meaning given to them in the Notice of Meeting and Explanatory Memorandum released by Sayona on the ASX on June 20, 2025.

Cautionary Statement Regarding Forward-Looking Information

This release contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Sayona’s current views about future events. Such forward-looking statements include, but are not limited to, statements about future financial and operating results; Sayona’s plans, objectives, expectations and intentions; and other statements that are not historical facts. No assurances can be given that the forward-looking statements contained in this announcement will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the volatility in commodity prices and other general market conditions; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; operating risks; exploration and development risks; competition; the ability of management

Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058
ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au

to execute its plans to meet its goals; the effect of future regulatory or legislative actions or litigation; and other risks inherent in Sayona’s businesses. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Sayona’s Registration Statement on Form F-4 and other filings with the SEC.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, Sayona does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Announcement authorised for release by Sayona’s Board of Directors.

For more information, please contact:

Andrew Barber

Director of Investor Relations

Ph: +617 3369 7058

Email: ir@sayonamining.com.au

For more information, please visit us at www.sayonamining.com.au.

2	Sayona Mining Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: September 22, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel